EXHIBIT 2
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                                AUDITORS' REPORT

                  TO THE SHAREHOLDERS OF WESTERN OIL SANDS INC.

We have audited the consolidated balance sheets of Western Oil Sands Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Oil Sands Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

/s/ PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Calgary, Canada
February 25, 2005